Notice to ASX Investor site visit to Oyu Tolgoi copper mine, Mongolia 11 July 2023 Rio Tinto is hosting an investor site visit to the Oyu Tolgoi copper mine in Mongolia, set to become the world’s fourth largest copper mine by 2030. The presentation is not considered to contain any new material financial information. Attached are the presentation slides, which are also available at the link below. https://www.riotinto.com/en/invest/presentations/2023/oyu-tolgoi-site-visit Exhibit 99.2

Notice to ASX 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Danielle Smith M +44 7788 190 672 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

Financial Community Visit to Oyu Tolgoi

This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Unless otherwise stated the information in the presentation is based on the Oyu Tolgoi Feasibility Study 2020 (OTFS20), updated for Q4 2022. Forward-looking statements This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. @2023, Rio Tinto, All Rights Reserved 2 Cautionary statements

Production Targets The 500kpta copper and 350kozpa gold target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 referenced in slides 10 and 50 is underpinned 13% by Proved Ore Reserves and 87% by Probable Ore Reserves. This production target has been scheduled from mine designs based on the Oyu Tolgoi Feasibility Study 2020 (OTFS20), which are not materially different to current mine designs, by Competent Persons in accordance with the requirements of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves, 2012 Edition (the JORC code). The production profiles for the Oyu Tolgoi underground and open pit mines shown in slides 29, 53, 54, 76, 77, 86 and 93 are underpinned 41% by Proved Ore Reserves and 59% by Probable Ore Reserves for 2023 to 2027, and 10% by Proved Ore Reserves and 90% by Probable Ore Reserves for 2028 to 2036. The life of mine production profile shown in slides 76, 77, 86 and 93 is underpinned 22% by Proved Ore Reserves and 78% by Probable Ore Reserves for 2023 to 2051. The financial forecasts shown in slides 76, 77, 86 and 93 are based on production targets which are underpinned 43% by Proved Ore Reserves and 57% by Probable Ore Reserves for 2023 to 2025, 26% by Proved Ore Reserves and 74% by Probable Ore Reserves for 2026 to 2029, and 9% by Proved Ore Reserves and 91% by Probable Ore Reserves for 2030 to 2033. These production targets have been scheduled from current mine designs by Competent Persons in accordance with the requirements of the JORC code. Mineral Resources and Ore Reserves All Mineral Resources and Ore Reserves referenced in this presentation are based on the Mineral Resources and Ore Reserves as reported in Rio Tinto’s 2022 Annual Report released to the ASX on 24 February 2023 and available at riotinto.com. The total Oyu Tolgoi Mineral Resources and Ore Reserves referenced on slide 10 comprise 83 Mt @ 1.44% Cu and 0.53 g/t Au Measured Mineral Resources, 608 Mt @ 1.18% Cu and 0.39 g/t Au Indicated Mineral Resources and 3,688 Mt @ 0.59% Cu and 0.29 g/t Au Inferred Mineral Resources for a total of 4,380 Mt @ 0.69% Cu and 0.31 g/t Au Mineral Resources; in addition to 246 Mt @ 0.53% Cu and 0.39 g/t Au Proved Ore Reserves and 903 Mt @ 0.97% Cu and 0.28 g/t Au Probable Ore Reserves for a total of 1,149 Mt @ 0.87% Cu and 0.30 g/t Au Ore Reserves. The Hugo North Mineral Resources and Ore Reserves referenced on slide 32 comprise 57 Mt @ 1.90% Cu and 0.50 g/t Au Measured Mineral Resources, 381 Mt @ 1.39% Cu and 0.35 g/t Au Indicated Mineral Resources and 718 Mt @ 0.83% Cu and 0.29 g/t Au Inferred Mineral Resources for a total of 1,156 Mt @ 1.07% Cu and 0.32 g/t Au Mineral Resources from Hugo Dummett North and 85 Mt @ 1.62% Cu and 0.55 g/t Au Indicated Mineral Resources and 160 Mt @ 1.05% Cu and 0.37 g/t Au Inferred Mineral Resources for a total of 245 Mt @ 1.25% Cu and 0.43 g/t Au Mineral Resources from Hugo Dummett North Extension; in addition to 410 Mt @ 1.54% Cu and 0.30 g/t Au of Probable Ore Reserves from Hugo Dummett North and 37 Mt @ 1.61% Cu and 0.56 g/t Au of Probable Ore Reserves from Hugo Dummett North Extension. The Oyut Open Pit Mineral Resources and Ore Reserves referenced on slide 32 comprise 16 Mt @ 0.41% Cu and 0.38 g/t Au Measured Mineral Resources, 92 Mt @ 0.33% Cu and 0.30 g/t Au Indicated Mineral Resources and 326 Mt @ 0.29% Cu and 0.19 g/t Au Inferred Mineral Resources for a total of 435 Mt @ 0.30% Cu and 0.22 gt Au Mineral Resources; in addition to 246 Mt @ 0.53% Cu and 0.39 g/t Au Proved Ore Reserves and 401 Mt @ 0.41% Cu and 0.25 g/t Au of Probable Ore Reserves for a total of 647 Mt @ 0.45% Cu and 0.30 g/t Au Ore Reserves from the Oyut Open Pit and 55 Mt @ 0.32% Cu and 0.12 g/t Au of Probable Ore Reserves from the Oyut Stockpiles. The Heruga Mineral Resources referenced on slide 32 comprise 107 Mt @ 0.42% Cu and 0.30 g/t Au Inferred Mineral Resources from Heruga OT and 1,502 Mt @ 0.41% Cu and 0.40 g/t Au Inferred Mineral Resources from Heruga ETG. The Hugo South Mineral Resources referenced on slide 32 comprise 731 Mt @ 0.83% Cu and 0.07 g/t Au Inferred Mineral Resources from Hugo South. The Oyu Tolgoi Underground Ore Reserves referenced on slide 71 are the same as the Hugo North Ore Reserves detailed above. The Competent Person responsible for the information in the 2022 Annual Report that relates to Oyu Tolgoi Mineral Resources is Oyunjargal Dendev, who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). The Competent Persons responsible for the information in the 2022 Annual Report that relates to Oyu Tolgoi Ore Reserves are Barry Ndlovu and Nathan Robinson, both of whom are Members of the Australasian Institute of Mining and Metallurgy (MAusIMM). The Escondida Mineral Resources and Ore Reserves referenced on slide 10 comprise 692 Mt @ 0.48% Cu Measured Mineral Resources, 2,871 Mt @ 0.51% Cu Indicated Mineral Resources and 15,758 Mt @ 0.50% Cu Inferred Mineral Resources for a total of 19,321 Mt @ 0.50% Cu Mineral Resources; in addition to 4,640 Mt @ 0.61% Cu Proved Ore Reserves and 2,030 Mt @ 0.55% Cu Probable Ore Reserves for a total of 6,670 Mt @ 0.59% Cu Ore Reserves. The Competent Person responsible for the information in the 2022 Annual Report that relates to Escondida Mineral Resources is Rodrigo Maureira, who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). The Competent Person responsible for the information in the 2022 Annual Report that relates to Escondida Ore Reserves is Francisco Barrera Vergara, who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). The Resolution Mineral Resources referenced on slide 10 comprise 724 Mt of Indicated Mineral Resources @ 1.89% Cu and 1,134 Mt Inferred Mineral Resources @ 1.28% Cu for a total of 1,859 Mt @ 1.52% Cu Mineral Resources. The Competent Persons responsible for the information in the 2022 Annual Report that relates to Resolution Mineral Resources are Hamish Martin, Joanna Marshall and Adam Schwarz, whom are all Members of the Australasian Institute of Mining and Metallurgy (MAusIMM). The La Granja Mineral Resources referenced on slide 10 comprise 130 Mt of Indicated Mineral Resources @ 0.85 and 4,190 Mt Inferred Mineral Resources @ 0.50% Cu for a total of 4,320 Mt @ 0.51% Cu Mineral Resources. The Competent Person responsible for the information in the 2022 Annual Report that relates to La Granja Mineral Resources is Joanna Marshall, who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). Mineral Resources and Ore Reserves have been reported in accordance with the JORC Code and the ASX Listing Rules. Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the 2022 Annual Report, that all material assumptions and technical parameters underpinning the estimates in the 2022 Annual Report continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. Mineral Resources are reported in addition to Ore Reserves. Mineral Resources and Ore Reserves are reported on a 100% basis. @2023, Rio Tinto, All Rights Reserved 3 Important information

Agenda

Ulaanbaatar standard time	Topic	Presenter
SESSION 1:		
8:00 – 8:05	**Safety Share**	
8:05 – 8:25	**Rio Tinto Copper overview**	Bold Baatar – Chief Executive, Copper / Simandou
8:25 – 8:40	**Mongolia overview**	Amarjargal Khenchbish - Country Director Mongolia
8:40 – 9:00	**Oyu Tolgoi overview**	Deirdre Lingenfelder - Chief Executive Officer Oyu Tolgoi
9:00 – 9:50	**Q&A session**	
11:00 – 13:00	**Naadam Opening Ceremony**	
SESSION 2:		
14:00 – 14:20	**ESG**	Sugar Gonchigjantsan - General Manager, Communities Philip Abraham - General Manager, Health, Safety, Environment and Security
14:20 – 14:35	**Integrated operations update**	Andrew Wilson - Operations Director Otgonbayar Togtokhbayar - General Manager, Technical & Integrated Planning
14:35 – 14:55	**Underground project update**	Damian Rogers - Director Project, Underground Project
14:55 – 15:25	**Underground operations and block caving**	Steffan Herselman – Chief Mining Engineer Underground Mining Otgonbayar Togtokhbayar - General Manager, Technical & Integrated Planning
15:25 – 15:40	**Finance**	Dulamsuren Begzjav - Chief Financial Officer
15:40 – 16:30	**Q&A session**	

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@2023, Rio Tinto, All Rights Reserved
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@2023, Rio Tinto, All Rights Reserved 5 Presenters Amarjargal Khenchbish Country Director Mongolia Deirdré Lingenfelder Chief Executive Officer Oyu Tolgoi Sugar Gonchigjantsan General Manager, Communities Philip Abraham General Manager, Health, Safety, Environment and Security Andrew Wilson Operations Director Bold Baatar Chief Executive, Copper / Simandou Otgonbayar Togtokhbayar General Manager, Technical & Integrated Planning Damian Rogers Director Project, Underground Project Steffan Herselman Chief Mining Engineer Underground Mining Dulamsuren Begzjav Chief Financial Officer, Oyu Tolgoi

@2023, Rio Tinto, All Rights Reserved 6 Others in room Roger McNeill General Manager, Procurement Amarbayasgalan Dashnyam Chief Counsel Lkhagva Erdene General Manager, External Affairs and Communications Melissa Shanjengange General Manager, People and Organisation Peter Butler Deputy Country Director Mongolia Munkhsukh Sukhbaatar Member of the Board of Directors of Oyu Tolgoi

Rio Tinto Copper Overview Bold Baatar – Chief Executive, Copper / Simandou @2023, Rio Tinto, All Rights Reserved 7

Copper Group highlights

Rio Tinto expected to account for ~25% of growth volumes in global copper supply in the next 5 years[1]

On-track for 1Mt of mined copper production within 5 years, with more than 80% of the capital spent

Oyu Tolgoi underground ramp up on track to achieve full production with future growth options

Strengthened partnership with the Government of Mongolia

Mongolia is an attractive investment destination with a young and talented population

Rio Tinto has an attractive portfolio of copper growth options including Kennecott Underground, Nuton, Resolution, Winu and La Granja



RioTinto
©2023, Rio Tinto, All Rights Reserved

1. Source: CRU

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Rio Tinto expected to account for ~25% of growth volumes in global copper supply in the next 5 years1 ©2023, Rio Tinto, All Rights Reserved 1. Source: Rio Tinto, CRU, Wood Mackenzie (WM) 2. Supply gap range for WM committed supply (Q1 2023 data) and RT demand forecasts 0 5 10 15 20 25 30 35 40 45 50 2015 2020 2025 2030 2035 2040 2045 2050 Base Case Supply Probable Projects Possible Projects Wood MacKenzie RT Competitive Leadership RT Fragmented Leadership Demand is growing under all scenarios • Copper considered “the metal of electrification” (S&P Global) • Copper demand is expected to exceed $0.5 trillion by 2050 overtaking all other commodities1 • EV adoption rates are already exceeding expectations. China EV sales penetration rates at 26% in 2022 (5% in 2020) • Rapid rise of renewable generation drives higher copper intensity of wind and solar technologies Industry needs to invest just to stand still • CRU estimates $118 billion investment required to fill a 7Mt supply gap by 2033 • Existing brownfield operations are likely to extend their mine lives to fill the supply gap Supply Gap2: 4-8Mt 15-24Mt 18-36Mt 9 Current mines & mines under construction

On-track for 1Mt of mined copper production within 5 years, with more than 80% of the growth capital already spent

Well endowed portfolio of assets[1]


Today[1]
Brownfield Expansion
Greenfield Projects
Total Organic Growth
Upside
Potential

Ownership interest in 4 large world class ore bodies:

Asset	Ownership	Mine life[3]	Ore Reserves[2]	Mineral Resources[2]
Escondida	30%	2070+	6.7Bt @ 0.59% Cu	19.3Bt @ 0.50% Cu
Oyu Tolgoi	66%	2070+	1.1Bt @ 0.87% Cu	4.4Bt @ 0.69% Cu
Resolution	55%	2070+	-	1.9Bt @ 1.52% Cu
La Granja	45%	2070+	-	4.32Bt @ 0.51% Cu

- **Oyu Tolgoi underground ramp-up on track** to deliver over 500ktpa[2] as a world class Tier 1 asset
- **Oyu Tolgoi has multiple expansion options**
- **Well positioned to support US energy transition**
  - **Kennecott expansion pathways** (underground and open pit)
  - Revival of US copper position, **Resolution** in established Arizona copper triangle
- **Nuton bioleaching** could unlock substantial volumes with ~80% recoveries
- **La Granja** joint venture with First Quantum
- **Winu is a promising project** in the Paterson region of Western Australia

[1]Source: Rio Tinto 2022 annual results presentation, February 2023.
[2]See supporting references for the 500kpta copper target and Escondida, Oyu Tolgoi, Resolution and La Granja Mineral Resources and Ore Reserves categorisation and reporting on slide 3.
[3]Anticipated mine life is based on currently reported Ore Reserves and Mineral Resources tonnes projected at predicted annual capacity.

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10

Well positioned to support the US energy transition

Our US footprint

- US demand to double over next decade from 2Mt to 4Mt, with growing import dependence[1]
- Kennecott is 1 of 2 operating smelters and potential for life of mine beyond 2040[2]
- Investment of ~$1B in Kennecott underground expansion and smelter rebuild, with further growth optionality
- Supplier of critical minerals, such as Tellurium
- Rebuilding the copper triangle with potential to supply ~25% of US domestic supply through Resolution[1]
- Reducing our environmental footprint through our bioleaching technology through Nuton
- Advancing our regional exploration portfolio

An exciting future for Rio Tinto in the US



RioTinto
Rio Tinto Kennecott



Utah and Nevada exploration



nuton



RESOLUTION COPPER



Montana exploration



Arizona and New Mexico exploration



RT Cu Operation

Exploration Project

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©2023, Rio Tinto, All Rights Reserved

[1]Source: S&P Global
[2]Anticipated mine life is based on currently reported Ore Reserves and Mineral Resources tonnes projected at predicted annual capacity.

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Nuton™ promises to deliver exceptional recovery

>80% recovery from primary copper sulphides, compared to 25-35% from traditional heap leach



% ore extraction
100
90
80
70
60
50
40
30
20
10
0
Nuton
>80%
Conventional
heap leach
chemistry
25-35%

% extractions from primary copper mineralogy

Actual test results have supported our modelling work[1]



% ore extraction
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0
50
100
150
200
250
300
Time (days)
Modelled copper extraction
Margin of error
Actual

Nuton delivers leading ESG performance

Carbon intensity (CO2/t)



-92%
5.20
0.70
0.40
Global avg.
Recycled Cu
Nuton

- Lower CO_2 emissions, TMM[2] and friendly ore to 99% cathode process
- Efficient water consumption and no tailings
- A broad range of applications (brownfield, greenfield and reclamation)

RioTinto

©2023, Rio Tinto, All Rights Reserved

[1]Arizona Sonoran Copper Company release (5 June 2023) and Regulus Resources release (6 July 2023).
[2]TMM = Total Material Movement.

Mongolia Overview Amarjargal Khenchbish – Country Director Mongolia @2023, Rio Tinto, All Rights Reserved 14

@2023, Rio Tinto, All Rights Reserved 15 Mongolia highlights Young democratic country with highly educated population Long history of balancing geopolitical challenges Mining is important for the economy Deepening our partnership Rio Tinto beyond Oyu Tolgoi: exploration and IT delivery centre

Oyu Tolgoi Erdenet Approximately 550km from UlaanbaatarUmnugovi province Population: 72,329 Area: 165,380.47 sq.km Population: 97,814 Area: 208 sq.km Distance: Approximately 380km from Ulaanbaatar Darkhan city Population: 83,883 Area: 103 sq.km Ulaanbaatar – Capital city Population: 1.69 million Area: 4,704 sq.km @2023, Rio Tinto, All Rights Reserved 16 Mongolia is the 18th largest country in the world 4.4 times bigger than Germany • Total area: 1.5M km2 (18th largest country in the world) • Border with Russia: 3,452 km • Border with China: 4,630 km (China’s longest border) • GDP: $16.8 billion • GDP per capita: $4,946 (reaching $5,000 for the first time in its history) • Global Freedom Score: 84/100 (the only ‘free’ country in Eurasia region)

@2023, Rio Tinto, All Rights Reserved 17 Young democracy with highly educated population 3.5 million population 0-19 20-39 40+ 684k 645k 366k 653k 457k 650k 1.3 million 1.3 million 0.8 million Male Female Over 75% of the population is young 5% 43%52% Uneducated Secondary Tertiary 52% of the population has higher education Highly educated Diverse belief Interconnected nation 4.8 million Active smartphone users Mongolians spend about 3 hours on social media, in which 2/3 of the time is spent on Facebook Mongolia is open to all religions Religious Buddhist Christian Muslim Other 59% Non-religious 41% 49% 51%

The only multi-party democracy in the region

Structure of the Mongolian State



Voters
(Age 18 and over)
Elect
Oversight
Appoints
Parliament of Mongolia
Constitutional Court
Elect
Oversight
Appoints
Oversight
Oversight
Appoints
President of Mongolia (Head of State)
Government of Mongolia (Prime Minister & Cabinet)
Appoints
Supreme Court
Local Government

The structure of the Mongolian state prioritizes the legislature and has strong checks and balances



Prime Minister
Oyun-Erdene Luvsannamsrai

- Harvard-educated PM Oyun-Erdene supports Foreign Direct Investment (FDI) and mega projects
- Strong public approval rate of the January 2022 'relationship reset' with Rio Tinto
- New Recovery Policy offers a roadmap to unlock economic constraints
- The ruling party has 62 (81%) out of 76 seats in the Parliament

- The only multi-party parliamentary democracy in the Eurasia region
- Prime Minister is appointed by the parliament and is head of the executive branch
- Mongolian People's Party (MPP) and Democratic Party (DP) are the two main political parties with strong third-party voice
- Bipartisan support for the success of Oyu Tolgoi
- Recent constitutional change increased the number of MPs from 76 to 126

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Mining 28% Services 19% Agriculture 12% Manufacturing 9% Trade 12% Others 21% 0.8 1 5.7 5.2 3.2 2.0 1.4 1.5 2.1 2.7 3.1 2.6 1.3 3.4 -3 0 3 6 -10% 0% 10% 20% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 FDI in billion USD (right axis) OT onshore spending in billion USD (right axis) GDP growth annual % (left axis) @2023, Rio Tinto, All Rights Reserved 19 Mining sector drives GDP growth • Since 2010 economic growth accelerated sharply with the OT investment • In 2011, GDP growth reached an all time high of 17.3% • World Bank forecasts growth to reach 5.2% by the end of 2023 as mining and exports expand and the post-pandemic recovery in services continues • In 2022, the inflow of FDI reached $3.4b, while outflows for loan repayment was $0.9b resulting in net inflow of $2.5b • The mining sector is key to the economy with a 28% share of GDP in 2022 Source: Mongolian National Statistics Office Source: Ministry of Finance, Rio Tinto GDP composition by sector Since 2011, half of Foreign Direct Investment (FDI) that came into Mongolia was the OT investment Mongolian Ministry of Finance

- 2,000 4,000 6,000 8,000 10,000 12,000 Coal Copper Iron Ore Gold Other mining Non-Mining 2022 2021 2020 Mongolian export revenue by product • The mining sector accounts for 93% of exports • Coal is the largest export product amounting to 52% of Mongolia’s exports • Copper is the second largest accounting for 22% of all exports with Oyu Tolgoi and Erdenet the key contributors • Copper share in exports is set to expand as the Oyu Tolgoi underground mine ramps up @2023, Rio Tinto, All Rights Reserved 20 Copper is a significant contributor to exports in million USD Source: Mongolian Customs General Administration 93% 7% Mining Non-mining Source: Mongolian Customs General Administration Exports by industry

Oyu Tolgoi’s impact in Mongolia @2023, Rio Tinto, All Rights Reserved 21 The impact of taxes, fees and payments made by Oyu Tolgoi to the Mongolian GDP ↑2.5% Impact of taxes, fees and payments made by Oyu Tolgoi to Mongolian GDP Source: Mongolian National Statistics Office, Oyu Tolgoi LLC, National University of Mongolia (2021) ↑8.7% Impact of taxes, fees and payments made by Oyu Tolgoi to the budget revenue of Mongolia ↑16.7% Impact of the Oyu Tolgoi export on the export revenue of Mongolia 1.4 x Oyu Tolgoi multiplier effect on the Mongolian economy $4.0 billion Taxes, fees, and other payments, including VAT paid to Mongolian suppliers since 2010

Mongolia-China-Russia trilateral meeting in September 2022 President Biden visit to Mongolia as a Vice President on 22 August 2011 Prime Minister Oyun-Erdene’s visit to China on 6 February 2022 @2023, Rio Tinto, All Rights Reserved 22 Mongolia is adept at balancing major powers Mongolia guarantees its sovereignty by conducting a careful balancing act between major powers Throughout its history, Mongolia preserved its unique culture and way of living by finding a balance between major powers Stable relations with both China and Russia Strong commitment to the Third Neighbor Policy Careful compliance efforts not to breach global sanctions on Russia, Mongolia has consistently abstained from voting on the UN resolutions on Ukraine

March 2023 commencement underground production after the ‘relationship reset’ in 2022 Government Working Group and Rio Tinto in discussion on 27 October 2021 @2023, Rio Tinto, All Rights Reserved 23 Strong partnership with Government of Mongolia Oyu Tolgoi foundational agreements: Partnership with the government: 2009 Investment Agreement (IA) • 30 years, with 20-year extension • 34% government equity • Stabilised tax and investment regime • Investor obligations on infrastructure, employment, regional development and environment 2011 Amended and Restated Shareholder Agreement (ARSHA) • Terms of governance, management, equity funding, project financing and local content • Rio Tinto’s management of the project • Investors to advance all equity contributions, covering Government equity • Government principal and interest to be repaid from share of dividends • World-class business built over 14 years of partnership • Building trust and improving our relationship Parliament Resolution 103: • Agreement in 2022 to move Oyu Tolgoi forward and reset the relationship, enabled by the Mongolian Parliament Resolution 103 • Five of six measures have been completed • An offer has been submitted to resolve the tax matter

@2023, Rio Tinto, All Rights Reserved 24 Rio Tinto's presence in Mongolia beyond Oyu Tolgoi Mongolia Business Service Centre Information, technology and business services provided to Rio Tinto's worldwide operations Data analytics Data quality services Data productivity metrics Payroll Project services Value realisation office IT process & governance Database management Accounting Software asset management Creative services HR Services 200 Employees 17 Services 1000+ Active projects Mongolia Business Service Centre

@2023, Rio Tinto, All Rights Reserved 25 Unlocking opportunities through exploration Opportunity • Mongolia’s vast mineral wealth predominantly untouched by modern exploration and extraction methods • 2,623 mining and exploration licenses held by 1,683 companies with 80% owned by national companies • Mongolia represents a relatively under-explored porphyry Cu-Au prime terrain • Only 4.2% of Mongolia’s landmass held under exploration licenses 2095 379 149 National Foreign invested Mongolian-Foreign JV Source: Mineral Resources and Petroleum Authority Total valid licenses in Mongolia

Impactful social investments

Jobs, growth & innovation



Support locally driven economic development and strengthen business resilience

- Business Integrity Centre
- Small medium enterprise support programme
- Impact Investment Fund

Ulaanbaatar public spaces programme



Key pillar of the Mongolia country strategy to build public support

- Restoration of the Children's Park in the heart of Ulaanbaatar
- Creation of safe public spaces in ger districts

Environment



Building national capacity to tackle climate change

- "Healthy forest project" to save 1.1 billion trees
- Oyu Tolgoi 10-year plan to plant 100 million trees

Education



Support equal access to education and diversification of Mongolia's economy

- Geotechnical programme partnership with Mongolian University of Science and Technology
- Partnership with the National University of Mongolia

Cultural heritage



Safeguarding and promoting Mongolia's cultural heritage

- Cultural heritage theatre
- Cultural Naadam
- UNESCO heritage promotion campaign


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Impacting 9 out of 17 Sustainable Development Goals

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Oyu Tolgoi Overview Deirdré Lingenfelder – Chief Executive Officer, Oyu Tolgoi @2023, Rio Tinto, All Rights Reserved 27

@2023, Rio Tinto, All Rights Reserved Oyu Tolgoi highlights World-leading, safe, sustainable and profitable copper business Entering an exciting phase as the underground ramps up A pipeline of options People, ore bodies and partnerships are our key competitive advantages Managing key risks and opportunities to reach our full potential 28

@2023, Rio Tinto, All Rights Reserved 29 Entering an exciting phase with copper production growing to average 500ktpa from 2028 to 2036 Copper in Concentrates (LHS)/ Head Grade (RHS)1 1See supporting references for the 2023-2027 and 2028-2036 production profiles on slide 3 2Source: Wood Mackenzie Ltd. Dataset 2023 Q1, Rio Tinto 3Oyu Tolgoi cost quartile position on 2023 Copper Equivalent Cost Curve 0 0.25 0.5 0.75 1 1.25 1.5 0 100 200 300 400 500 Production of Copper in concentrates Copper grade % -100 0 100 200 300 400 500 600 0 10,000 20,000 30,000 40,000 Cumulative Production (Mlb Cu) Oyu Tolgoi (2023)3 2030 Copper Equivalent Cost Curve2 Copper equivalent unit cost including sustaining capex (c/lb) Oyu Tolgoi (2030)

Strategic production planning underpins the pipeline: Resource optimisation Assess product strategy Inform study options Sequence optimisation Memorandum of Understanding Completed Development / Ramp Up Concept & Order of Magnitude Pre-feasibility & Feasibility Tailings Cell 2 Oyut Phase 7 Underground Project Final Copper Products Downstream processing Hugo North Lift 2 Hugo South Oyut Phase 9 & Beyond Water, Waste & Rehabilitation Tailings Cell 3 & 4 Rail Study Renewables GSK Road Oyut Phase 4 @2023, Rio Tinto, All Rights Reserved 30 Strong pipeline of options to grow, improve and sustain our business

Our people and culture



23%

female employees

Targeting 50% female employment long term



Technical expertise

Block caving

Geotechnical knowledge

Mega-project development and execution



97%

national employees[1] including **41%** of senior leadership[2]

Graduate and scholarship programs



AIFR = 0.20[3]

One of the safest operations in Rio Tinto and the mining industry



2,000

leaders including contractors completed Everyday Respect training

CARE | **COURAGE** | **CURIOSITY**

[1]Total workforce of ~21k including ~4k employees and ~17k contractors
[2]Senior leadership includes Senior Manager and higher
[3]May 2023 year to date

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@2023, Rio Tinto, All Rights Reserved 32 Long-life, high-grade ore bodies1 Heruga Inferred Resources: 1,609 Mt @ 0.41% Copper, 0.39g/t Gold Oyut Open Pit Proved & Probable Ore Reserves: 702Mt @ 0.44% Copper, 0.29 g/t Gold Measured & Indicated Resources: 109Mt @ 0.34% Copper, 0.31 g/t Gold Inferred Resources: 326Mt @ 0.29% Copper, 0.19 g/t Gold Hugo North Probable Ore Reserves: 447Mt @ 1.55% Copper, 0.32 g/t Gold Measured & Indicated Resources: 523Mt @ 1.48% Copper, 0.40 g/t Gold Inferred Resources: 878Mt @ 0.87% Copper, 0.30 g/t Gold Hugo South Inferred Resources: 731Mt @ 0.83% Copper, 0.07 g/t Gold Ore Reserves Mineral Resources 1See supporting references for categorisation and reporting of Mineral Resources and Ore Reserves on slide 3

@2023, Rio Tinto, All Rights Reserved 33 Partnering for prosperity • 500+ national suppliers and ~$15 billion spent in-country since 2010 • Made in Mongolia campaign for local suppliers • Investment in long term Mongolian development – South Gobi province development fund – $50 million Oyu Tolgoi Khanbogd Catalyst Fund for major projects in local communities over 5 years • 10-year plan to plant 100 million trees to support government ambition to plant 1 billion trees • Partnering to rehabilitate areas off our mine lease • Capability building with local educational institutions including Mongolian University of Science and Technology • Health partnerships with under privileged district schools

Risks that we are actively managing…

Delivering underground production



Technical risks associated with management of mega block-caves

- Extensive technical expertise
- Modern cave management technology
- Drawbells ahead of plan
- Underground project 86% complete

Technical skills shortage



Global demand for skills required to build and operate an integrated mining operation

- Mongolian University of Science & Technology Partnership to deliver geotechnical degrees
- Global Nomads program provides opportunities for Oyu Tolgoi employees to work at other Rio Tinto managed assets

Power & decarbonisation



Securing a reliable power source and achieving net-zero carbon emissions by 2050

- Power source secured until 2030
- Developing a carbon emissions reduction pathway
- Wind measurement campaign commenced

Supply chain


PRODUCT OF MONGOLIA

Logistical challenges given Mongolia is a landlocked country

- Over 10 years experience in complex environment
- Supplier development policy
- National procurement strategy
- Made in Mongolia program

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… and opportunities we are seizing

Khanbogd community development



Partnering with our communities to catalyze development of Khanbogd

- Tripartite council with herders
- Community water partnership
- Khanbogd Catalyst Fund ($50M over 5 years)
- Cultural Heritage
- Participatory environment program
- Agribusiness development

Sustainable development



Positive and impactful changes with our stakeholders

- Gobi Oyu Development Support Fund
- Local employability
- Supplier development and industry diversification
- Made in Mongolia
- Social investment

Environment



Minimising our environmental impact

- Best in class water consumption rates with continuous improvement
- #CareDeeply nationwide public water awareness campaign
- Partnership for Mongolia's national water security
- Goal of net positive impact on biodiversity by 2036
- Partnership with international and local experts on biodiversity programs

People development



Mongolia has a young, well-educated population

- Youth development program teaching soft-skills to high-school and university students
- Pre-apprenticeship and apprenticeship programs focus in Umnugovi
- Oyu Tolgoi Graduate programme: partnerships with Mongolia's leading universities

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@2023, Rio Tinto, All Rights Reserved 36 Oyu Tolgoi video

Q&A session @2023, Rio Tinto, All Rights Reserved 37

Financial Community Visit to Oyu Tolgoi Session 2

ESG Sugar Gonchigjantsan – GM, Communities Philip Abraham – GM, Health, Safety, Environment and Security @2023, Rio Tinto, All Rights Reserved 40

@2023, Rio Tinto, All Rights Reserved 41 ESG highlights Building lasting partnerships with communities Industry leading water efficiency Strong assurance and verification in place for our tailings facilities Supporting return of native species Targets to reduce Scope 1 and 2 emissions by 50% by 2030 and achieve net zero by 2050

Partnering with our local communities for long term sustainable development

Social risk and impact mitigation

Strong social knowledge base established

Focus on cultural heritage, resettlement, herder livelihood, water, biodiversity, human rights and community participation



Khanbogd development

Goal for Khanbogd to be a sustainable town by 2040 supported by strategic partnership





Umnugovi sustainable development[1]

GDP has increased 5 times (2008-2018)

353 development projects delivered

Local employment – 21%

Local procurement – 24%



Community engagement

Partnership platforms

Continuous increase in Oyu Tolgoi local reputation metrics

RioTinto

@2023, Rio Tinto, All Rights Reserved

[1]Source: Umnugovi aimag social, economic and environmental baseline study - 2018 Economy_Umnugovi_report_2018_en.pdf (nso.mn)

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@2023, Rio Tinto, All Rights Reserved 43 Best in class water efficiency in a global context • Oyu Tolgoi water efficiency is in the first quartile of copper concentrate producers (Skarn benchmarking study) • Long term goal to become the most efficient water user in Rio Tinto • Water usage is less than 0.55m3 per tonne of ore • More than 85% of water used in operations is recycled. 0.0 0.4 0.8 1.2 2020 2021 2022 YTD June 2023 Annual average Target rate Global average Water usage rate (m3/t ore) 40% 80% 2020 2021 2022 YTD June 2023 Annual average Threshold Water recycling rate (%)

• Downstream Tailings Dam currently consists of one active Tailings Cell (Cell 1) with construction of Cell 2 underway (with first discharge mid this year) • Cells are 2 km x 2 km, with Cell 1 capacity of 360 Mt, and Cell 2 capacity of 420 Mt • Dam is isolated from the surrounding environment by a perimeter seepage collection drainage channel • Javkhlant Bag village is located ~23km south of Oyu Tolgoi although notably on elevated ground • Significant internal and external reviews, verifications and audits in place, with ongoing community consultation @2023, Rio Tinto, All Rights Reserved 44 Strong assurance and verification in place for our tailings facilities Tailings Cell 1 Tailings Cell 2

@2023, Rio Tinto, All Rights Reserved 45 Biodiversity and rehabilitation Operating in a region with various species of rare, endangered and iconic plant species and last stronghold in the world of the Khulan home range Committed to net gain on priority biodiversity species within mine life through progressive rehabilitation, propagation and offset projects Khulan group in the Galba Gobi Oyu Tolgoi’s natural plant propagation center

Supporting President’s initiative with 100 million tree programme Phase 1 2022-2025 Phase 2 2025-2029 Phase 3 2028-2030 • Reforestation • Windbreaks • Rehabilitation • R&D • Establish tree nurseries • Capability development • Improvement • Monitoring • Verification 61% Reforestation - Restoration - Rehabilitation 39% Tree equivalent Set the foundation - Infrastructure - Capability development - Research and development President of Mongolia has pledged to plant 1 Billion Trees by 2030 Oyu Tolgoi committed 100 Million Trees to support this initiative: • Science and risk-based approach • Tree equivalents to fill the gap @2023, Rio Tinto, All Rights Reserved 46

Science & risk-based approach to our 100 million tree programme @2023, Rio Tinto, All Rights Reserved 47 Before After Abandoned third party mine site rehabilitation project in the Selenge province

• Create optionality for power by diversifying to a range of low emission solutions • Introducing new technologies to reduce fossil fuel consumption • Enable the use of carbon credits and support the development of Mongolian carbon markets Renewable Energy Certificates Electrification 0 400 800 1200 1600 2000 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 Emissions abated [kt.CO2-e] Do-nothing Renewable Energy Certificates (RECs) Electrification Renewable Energy Supply Electrifying our diesel equipment as technology becomes available Progressive development of Mongolian renewable energy supply in collaboration with the Government of Mongolia Unabated emissions from coal grid ©2023, Rio Tinto, All Rights Reserved 48 Oyu Tolgoi targeting 50% carbon emissions reduction by 2030 and net zero by 2050 Oyu Tolgoi 2022 CO2 emissions Pathway to reaching net zero 80% 13% 6% 1% Power Diesel Coal Other SCOPE 2 SCOPE 1

Integrated operations Andrew Wilson – Operations Director Otgonbayar Togtokhbayar – GM Technical & Integrated Planning @2023, Rio Tinto, All Rights Reserved 49

@2023, Rio Tinto, All Rights Reserved 50 Integrated operations highlights World class operations with diverse infrastructure A strong safety culture Growing to average of 500ktpa from 2028 to 20361 Operational efficiency comparable to autonomous operations Continued focus on operational improvement 1See supporting references for the 500kpta copper target on slide 3

Oyu Tolgoi site layout Site features active open pit and underground operations, with further underground development options Active mining areas • Oyut open pit • Hugo North Lift 1 (underground) @2023, Rio Tinto, All Rights Reserved 51

@2023, Rio Tinto, All Rights Reserved 52 Oyu Tolgoi features active open pit and underground operations 2 Mining feed sources 13.1 Kms of conveyors 4 Maintenance workshops 21k Workforce 1 Heating plant 30 Ultra class trucks 4 Electric and hydraulic shovels 780 Mt of tailings capacity 3 Crushers 2 Tailing cells 120 Logistic transport trucks

@2023, Rio Tinto, All Rights Reserved 53 Underground ramp up and surface mining excellence to deliver average 500ktpa1 of copper 0 100 200 300 400 500 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 P la n 20 24 P la n 20 25 P la n 20 26 P la n 20 27 P la n Av . 2 02 8- 20 36 0 100 200 300 400 500 600 700 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 P la n 20 24 P la n 20 25 P la n 20 26 P la n 20 27 P la n Av . 2 02 8- 20 36 Copper in Concentrates1 Gold in concentrates1 We have achieved significant milestones Sustainable underground production in March 20232 Increase of key mill performance metrics 10-year anniversary of the concentrator and open pit mining 1See supporting references for the 2023-2027 and 2028-2036 production profiles on slide 3 2Prime Minister of Mongolia, Luvsannamsrain Oyun-Erdene & Rio Tinto Chief Executive, Jakob Stausholm celebrating commencement of underground production

@2023, Rio Tinto, All Rights Reserved 54 Increase in mill concentrate capacity from 2024 to 2025 supports increased volume of high grade underground ore 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 P la n 20 24 P la n 20 25 P la n 20 26 P la n 20 27 P la n 20 28 P la n Open Pit Underground Maximum demonstrated rate 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 P la n 20 24 P la n 20 25 P la n 20 26 P la n 20 27 P la n 20 28 P la n Copper grade % Gold grade g/t Concentrator conversion enables uplift Ore processed (kt)1 Copper and gold head grade (%)1 Concentrator conversion enables uplift 1See supporting references for the 2023-2027 and 2028-2036 production profiles on slide 3

Considerable improvements in processing already delivered

2013 ~20Mt

- SAG[1] discharge grate improvement
- **2014**
- Trommel and screen deck optimisation
- Improved magnet for metal removal
- **2015**
- Grinding media quality improvement
- Cyclone vortex upgrade
- **2016**
- High intensity blasting for fragmentation
- **2017**
- Increasing throughput by increasing flotation feed size
- **2018**
- Flotation cell refurbishment and bypass valves
- **2019**
- Improving the effective utilisation of SAG power to increase TPOH[1]
- **2020**
- Increase rougher recovery by regrind circuit improvement
- **2021**

2022 ~40Mt

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@2023, Rio Tinto, All Rights Reserved

[1]SAG = Semi-Autogenous Grinding, TPOH = Tonnes per operating hour

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@2023, Rio Tinto, All Rights Reserved 56 Significant benefits achieved despite ore hardness Mill performance (tonnes per operating hour) 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 20 24 20 25 20 26 20 27 20 28 Ore hardness measure (SAG1 power index) (%, Index: 2021 = 1.00) 2021 2022 2023 17% Mill availability (%) Consistently well above the global benchmark average 89.8 95.7 93.4 94.5 Benchmark global average 2021 2022 2023 1SAG = Semi-Autogenous Grinding

20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 P la n 20 24 P la n 20 25 P la n 20 26 P la n 20 27 P la n 20 28 P la n @2023, Rio Tinto, All Rights Reserved 57 Accessing ore from deepest open pit in the operation’s history West - WRD South - WRD Clay Clay SOM N or th - W R D LG SP MG SP MG SPMG SP LG SP LG SP MG SPHG SP HG SP HG SP Crusher UG Stockpiles TSF – Cell1 TSF – Cell2 P 4 b P3 P5 P6b P7 P4a LG SP ClayClay N or th - W R D 100Mt Total surface material movements (Mt)

@2023, Rio Tinto, All Rights Reserved 58 Ranks among the most productive operations, including those using autonomous equipment Haul truck effective utilisation (%, Index: 2021 = 1.00) 1.00 1.10 1.11 2021 2022 2023 11% Haul truck effective utilisation benchmarking1 Lowest Average autonomous Oyu Tolgoi 53% Loading unit effective utilisation (kt, Index: 2021= 1.00) Haul truck payload % target benchmarking1 1.00 1.06 1.10 2021 2022 2023 Lowest Average Oyu Tolgoi 10% 13% 1Internal Rio Tinto benchmarking

Further opportunity exists to optimise our operations

Surface Mining

Mine & Haul

Pit design & optimisation
(Pit phase design, geotechnical management)

Equipment reliability
(Unscheduled loss, mean time between failure, availability)

Equipment productivity
(Mining intensity, effective utilisation, payload, truck speed)

Underground Mining

Draw & Haul

Mine plan optimisation
(Strategic production plan, Hugo North future lifts)

Operational excellence
(Cave establishment, constructions and ramp-up)

Fixed plant productivity
(Availability, effective utilisation, operational ramp up)

Processing

Process

Asset reliability
(Scheduled loss, unscheduled loss)

Asset productivity
(Effective utilisation, TPOH)

Technology and R&D
(Liner design optimisation, ProFloat technology)

Safe Production System

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@2023, Rio Tinto, All Rights Reserved 60 Continue to invest for a long-term, world-leading copper business Increasing use of technology and digital frameworks to drive value across the system Leveraging technology and continuously learning A fully integrated system, managed to optimise value Completing future growth studies and maximising recoveries to protect high grade production Power supply and decarbonisation Rail access and new border crossings Resilience and stability of our supply chain Integrated system optimisation Optimising our strategic production plan

Underground infrastructure – project update Damian Rogers – Project Director @2023, Rio Tinto, All Rights Reserved 61

@2023, Rio Tinto, All Rights Reserved Underground project highlights Infrastructure delivery for ramp up on target Capital cost unchanged from $7.06 billion estimate Shaft 3 & 4 commissioning expected in H2 2024 Conveyor to surface expected in H2 2024 Concentrator conversion expected in H1 2025 62

@2023, Rio Tinto, All Rights Reserved 63 Underground project overview Status • Delivered all major infrastructure to support the commencement of sustainable production in early 2023 • On track to safely deliver the remaining infrastructure inline with ramp up requirements Key remaining infrastructure Complex infrastructure but experienced team supported by specialist contractors has a track record of managing complexity: • Shaft 3 and 4 ventilation shafts – largest under construction in the world • Conveyor to surface - 7.8km of underground and surface conveyors through five transfer stations • Concentrator conversion – major upgrades to the existing plant with minimal impact to operations • Estimate - $7.06 billion with $1.4 billion remaining to be spent at June 2023 ($1.6 billion at December 2022) $7.06b Final cost estimate 95% Mongolia Workforce 86% Progress completion 77% Direct works value contracted locally All data at May 23 unless otherwise stated. A cost and schedule reforecast was performed in June 2022 and estimates that $7.06 billion is required to complete the Hugo North 1 project (an increase of $0.3 billion beyond the 2020 Definitive Estimate). The 2022 Reforecast excludes impacts of COVID-19 restrictions arising after June 2022. The 2022 reforecast remains subject to Oyu Tolgoi Board approval (2022 Half Year and Annual Results).

@2023, Rio Tinto, All Rights Reserved 64 Infrastructure delivery for sustainable production and ramp up Project commencement 2016 2017 2018 2019 2020 2021 2022 2023 2025 Shaft 3 and 4 sinking (52% & 60% compete) Shaft 5 (ventilation) completed Commencement of sustainable production 2024 Infrastructure for sustainable production Infrastructure for ramp up Development Ramp up Underground critical facilities completed Shaft 2 completed (production shaft) Conveyor to surface (51% complete) Primary crusher 2 (planned Q4 2023 - early works started) MHS-1 ore crushing/handling completed1 Concentrator conversion (17% complete) All data at May 23 unless otherwise stated. 1MHS = material handling system

@2023, Rio Tinto, All Rights Reserved 65 Shaft 3 and 4 – expect to commission in H2 2024 Largest mine vent shafts under construction in the world (1.1km deep, 11m and 10m diameter). Shaft 4 expels 1,800m3/s of air from the mine - enough to fill a hot air balloon in less than 2 seconds Shaft 4 – 11m diameter and over 1.1km deep Shaft 3 mine air heaters Shaft 4 exhaust fans All data at May 23 unless otherwise stated. Final depths required for shafts 3 and 4 are 1,148 and 1,149 metres below ground level, respectively.

@2023, Rio Tinto, All Rights Reserved 66 Sinking rates are showing safe and sustainable improvement and meeting the requirements for completion 1.23 1.17 1.39 1.49 1.41 1.49 Jan Feb March April May June (est) 1.25 1.41 1.39 1.44 1.56 1.61 Jan Feb March April May June (est) Shaft 3 (Monthly average daily sink rates metres) Shaft 4 (Monthly average daily sink rates metres) All data at May 23 unless otherwise stated. Sink rate required from Q2 23 to completion Sink rate required from Q2 23 to completion

Conveyor to Surface (C2S) – expect to complete in H2 2024

7.8km long C2S and five transfer stations provide the additional material handling capacity to support ramp up. Works are continuing to plan, utilising the experienced management team and contractors from MHS-1



Coarse Ore Stockpile (COS) building
Concentrator Conversion
ut Camp
Chemical Warehouse
Shaft 4
C2S Overland Leg
TS23
Conveyor to Surface (C2S) Leg 22
Shaft 2
TS20
Shaft 3
Conveyor Decline
C2S Leg 20
C2S Leg 21
OPERATIONS WAREHOUSE
Existing over
conveyor from c
TS21

7.8km of conveyor transports the additional material from the underground to the concentrator via the decline



Transfer Station 22 – one of the five transfer stations required for the conveyor to surface



Progress on the above ground section of the conveyor

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All data at May 23 unless otherwise stated.
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@2023, Rio Tinto, All Rights Reserved 68 Concentrator conversion – expect to complete in H1 2025 Conversion will allow processing of higher grade and harder underground material Major upgrade includes an additional ball mill and cyclone, rougher and column flotation banks and concentrate thickener and filters, plus the required wash water, HVAC1 and power services All data at May 23 unless otherwise stated 1Heating, ventilation and air conditioning 2Structural Mechanical Piping Electrical Instrumentation Commencement of SMPEI2 works inside existing concentrator Concentrator civil works to expand footprint of existing plant

Underground operations and block caving Steffan Herselman – Chief Mining Engineer Underground Mining Otgonbayar Togtokhbayar – GM Technical & Integrated Planning @2023, Rio Tinto, All Rights Reserved 69

@2023, Rio Tinto, All Rights Reserved Underground operations highlights Optimised mine plan provides a resilient pathway to ramp up, reflecting COVID-19 impacts and associated delays to supporting infrastructure Building excellence in drawbell opening and cave establishment Exceeding plans across all productivity and production metrics Best in industry cave management technology to manage risk and deliver productivity 70

Undergroun d Block Cave Mine Hugo Dummett Deposit Oyut Open Pit Hugo North Hugo South @2023, Rio Tinto, All Rights Reserved 71 Majority of Oyu Tolgoi’s value in Hugo North Lift 1 block caving operation 5 Shafts 1,300 m depth below surface 772 Drawbells 1488 Drawpoints 59 Extraction drives 38 Truck chutes 1See supporting references for categorisation and reporting of underground Ore Reserves on slide 3 1 Access ramp and conveyor to surface 447 Mt Ore Reserves1 219 Km lateral development 1.55 % Cu Ore Reserves grade1 282,000 m3 mass excavation 0.32 g/t Au Ore Reserves grade1

@2023, Rio Tinto, All Rights Reserved 72 Underground mine video

@2023, Rio Tinto, All Rights Reserved 73 Designed to maximise production while managing risk Section view of Hugo North Lift 1 mine design

Significant optimisation and improvement since 2019 in Hugo North Lift 1


2016
MAD
Orepasses
MADs
Faults
2020
P1
P0
P2
MAD
2023
P1
P0
P2N
Interpanel Pillar
P2S

Challenges

- Many options under consideration would have eroded significant value without sufficient de-risking

Responses

- Changed from single large panel to multiple smaller blocks to isolate and manage stability and production risks
- Increased drawpoint and drive spacing
- Moved material handling off the footprint
- Removed mid access drives (MADs)
- Optimally oriented drives for stability, constructability and productivity

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Technical studies for mine design and schedule optimisation have been completed[1]


Hugo North Lift 1
P1
P0
P2N
P2
P2S

20 Extraction drives
193 Drawbells
363 Drawpoints
6 Truck chutes

9 Extraction drives
120 Drawbells
222 Drawpoints
8 Truck chutes

15 Extraction drives
225 Drawbells
442 Drawpoints
12 Truck chutes

15 Extraction drives
234 Drawbells
461 Drawpoints
12 Truck chutes

Key updates:

- Finalised mine design for Panel 0 (**"P0"**)
- Optimised Panels 1 and 2 (**"P1", "P2"**) and corresponding development schedule based on updated mine plans and COVID-19 impacts

Key outcomes:

- Substantially de-risked, resilient mine designs providing pathway to ramp up
- Flexibility to pursue value creating opportunities and react to future risks
- Improved stability, constructability and operability

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@2023, Rio Tinto, All Rights Reserved
[1]Mine design and plans will be reviewed by regulatory bodies as part of the OTFS23 process
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0 500 1,000 1,500 2,000 2,500 0 10 20 30 40 50 60 70 80 90 100 M ay -1 6 Ju n- 17 Ju n- 18 Ju n- 19 Ju n- 20 Ju n- 21 Ju n- 22 Ju n- 23 Ju n- 24 Ju n- 25 Ju n- 26 Ju n- 27 Ju n- 28 Ju n- 29 Ju n- 30 Ju n- 31 Ju n- 32 Ju n- 33 Ju n- 34 Ju n- 35 Development ore P0 ore P2N ore P2S ore P1 ore Capital dev. (m) Sustaining dev. (m) Plan dev. (m) @2023, Rio Tinto, All Rights Reserved 76 P1 & P2 optimised plans to mitigate COVID impacts and maximise benefits of mine design COVID-19 Challenges • Represented the biggest operational and supply chain disruption in the history of Oyu Tolgoi • Delayed panel 1 and 2 development and critical ventilation and material handling enabling infrastructure Responses • Sequence change (P2N > P1 >P2S) • P1 and P2 design and schedule optimisation to bring panels into production faster and maximise use of ventilation system • P0 accelerated drawbell firings Outcome • On track to achieve production ramp up, with redesigns and improvements implemented Hugo North Lift 1 production and development profile (ktpd ore (LHS) and equivalent metre development (RHS)) COVID impacts 1See supporting references for the life of mine production profiles on slide 3

0 50,000 100,000 20 16 20 19 20 22 20 25 20 28 20 31 20 34 20 37 20 40 20 43 20 46 20 49 20 52 20 55 20 58 20 61 20 64 Dev P0 P2N P2S P1 @2023, Rio Tinto, All Rights Reserved 77 Further orebody characterisation and studies to extend the underground post Hugo North Lift 1 Hugo North Lift 2 and Hugo South studies Data collection and studies commenced 1See supporting references for the life of mine production profile for 2023 to 2041 on slide 3 2Anticipated mine life from life of mine (LoM) extensions is based on currently reported Mineral Resources tonnes projected at current annual capacity. See supporting references for the categorisation and reporting of Mineral Resources and Ore Reserves on slide 3 Hugo North Lift 1 Hugo South Hugo North Lift 2 Hugo North Hugo South Hugo North Lift 1 Ore Reserves production profile1 (tpd) Underground extensions to fill this area2 Study Program Highlights • Hugo North Lift 2 Order of Magnitude study and exploration programmes commenced in 2023 • Hugo North resource model update to be completed by mid 2024, including Lift 2 • Hugo South concept study and geotechnical infill drilling to commence in 2024

Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 - 10 20 30 40 50 60 0 1 2 3 4 5 6 Ja n- 22 Fe b- 22 M ar -2 2 Ap r-2 2 M ay -2 2 Ju n- 22 Ju l-2 2 Au g- 22 Se p- 22 O ct -2 2 N ov -2 2 D ec -2 2 Ja n- 23 Fe b- 23 M ar -2 3 Ap r-2 3 M ay -2 3 Ju n- 23 Drawbell blasting (#) Monthly Drawbell Firings (LHS) Cumulative Drawbell Firings (RHS) @2023, Rio Tinto, All Rights Reserved 78 Underground continues to perform strongly Undercut ring firing improvements (#) 47% • Drawbell firings are ahead of 2023 year to date plan • 54 drawbells opened as at 30 June 2023 • Sustainably exceeding industry average rates • Undercut firings are ahead of 2023 year to date plan and aligned to drawbelling rates • 722 undercut rings have been fired to date • Cave construction is exceeding expectations Industry average (monthly)

Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 - 200 400 600 800 1,000 1,200 1,400 1,600 Ja n- 22 Fe b- 22 M ar -2 2 Ap r-2 2 M ay -2 2 Ju n- 22 Ju l-2 2 Au g- 22 Se p- 22 O ct -2 2 N ov -2 2 D ec -2 2 Ja n- 23 Fe b- 23 M ar -2 3 Ap r-2 3 M ay -2 3 Ju n- 23 Monthly development (eqm1) @2023, Rio Tinto, All Rights Reserved 79 Exceeding plans across all productivity and production metrics • Development metres ahead of plan 2023 year to date • Successfully managing the ventilation constraint through efficient design and opportunistic schedule improvement • Hoisted tonnes ahead of plan 2023 year to date • Extraction level stability, cave growth and propagation including fragmentation as expected so far1,150 eqm Hoisted tonnes improvement Undercut Initiation 1st Drawbell Sustainable production Sustaining development rate with production ramp up 34% 1eqm = equivalent metres

@2023, Rio Tinto, All Rights Reserved 80 Progress in Panel 0 construction, development and production Undercut level Extraction level 69% Of 1047 undercut rings completed 100% Of 9 slots completed 100% 3.4km of the development completed 45% Of 120 drawbells blasted 50% Of 222 drawpoints constructed 56% 3.5km of the drawpoint development completed

@2023, Rio Tinto, All Rights Reserved 81 Extensive technology installed to manage risk Leveraging technology 2 x Mobile Scanners 7 x Static Scanners 498 x Network Extensometers 155x Seismic Sensors Cave Tracking Systems - 5800 x markers and 432 x Beacons and Trackers 2 x InSar Lidar Stations 150 x Prism Poles E W E W E W E W E W E W E W E W E 17 P P P P P P P P P P P P P P P P P 17 16 P P P P P P P P P P P P P P P P P 16 15 P P P P P P P P P P P P P P P P P 15 14 P P P P P P P P P P P P P P P P P 14 13 P P P P P P P P P P P P P P P P 13 12 P P P 23 24 P P P P P P P P P P P 12 11 24 24 24 24 24 P P P P P P P P P P P 11 10 25 28 27 28 24 24 24 24 P P P P P P P 10 09 28 31 34 33 33 33 26 27 24 24 24 23 P P P 09 08 39 40 38 38 34 31 27 27 25 25 24 24 P 08 07 43 44 43 43 39 39 38 35 27 29 24 24 23 07 06 42 43 43 44 41 40 41 39 38 35 33 31 29 06 05 41 42 42 42 44 44 42 41 40 39 37 34 32 05 04 42 43 50 50 46 47 43 42 42 41 40 40 33 04 03 39 41 45 46 43 43 40 40 42 43 38 03 E W E W E W E W E W E W E W E W E 18 20 22 24 26 28 30 14 Height of Draw (HOD) 26 28 3016 18 20 22 24 14 16 Controlled cave draw management Subsidence monitoring Cave growth and flow monitoring Extraction level stability monitoring

@2023, Rio Tinto, All Rights Reserved 82 Leveraging technology to manage risks in the underground Cave Shape May 2023 June 2023 Seismicity May 2023 June 2023 Smart Markers RSSI Activity Beacons Movement recorded Open Holes End of hole Red lines TDR Upholes Blue Lines Geology LF VA

@2023, Rio Tinto, All Rights Reserved 83 Technology is also driving underground productivity Creating partnerships with technology and automation providers to leverage industry leading applications and platforms Data-driven cave monitoring approach, allowing large volumes of data to be assessed in next to real time Integrated data assets and workflows to support decision making and foster transparency for optimal collaboration between technical experts

Finance Dulamsuren Begzjav Chief Financial Officer, Oyu Tolgoi @2023, Rio Tinto, All Rights Reserved 84

@2023, Rio Tinto, All Rights Reserved Finance highlights Moving to positive free cash flow Set to triple copper production Premium product on doorstep of world’s largest market Limited development capital remaining, with ~80% already invested Expect to move into the first quartile of the cost curve Power supply secured, assessing renewable options Actively managing our funding profile 85

@2023, Rio Tinto, All Rights Reserved 86 Set to triple copper production Construction of infrastructure to support ramp up to full production on track Gold remains a valuable by-product Producing high quality concentrate attractive to Chinese smelters Metrics1,2 Unit 2022 Act 2023 - 2027 2028 - 2036 LOM3 Ore processed Mt 39 40 42 40 Head grade (Cu) % 0.42 0.97 1.28 0.82 Recovery (Cu) % 80 87 90 84 Concentrate volume dmt 616 1,078 1,608 1,010 Concentrate grade (Cu) % 21 31 30 27 Copper production Kt 130 ~340 ~500 ~290 Gold production Koz 184 ~360 ~330 ~260 1Based on the Oyu Tolgoi Feasibility Study 2020 (OTFS20) 2See supporting references for the production targets underpinning these financial forecasts on slide 3 3LOM = life of mine (2022 – 2051)

@2023, Rio Tinto, All Rights Reserved 87 Limited development capital remaining, with ~80% already invested Total capital expenditure ($m) $1.4 billion remaining out of $7.06 billion development capital as at June 2023 over 2023-2025 Average annual sustaining capital ~$0.3-0.4 billion over 2023-2033 Surface sustaining capital includes concentrator and open pit Underground sustaining capital includes lateral development and construction of draw bells230 852 1,233 1,194 913 621 491 265 100 82 91 134 97 239 433 267 59 89 153 62 2016A 2017A 2018A 2019A 2020A 2021A 2022A 2023 YTD June 331 934 1,325 1,329 1,069 945 1,077 594 Surface Sustaining Underground Sustaining Development

@2023, Rio Tinto, All Rights Reserved 88 Cash operating cost base Cash Operating Costs (LHS) and C1 unit costs (RHS) General Consumables 16% Employee related costs 15% External services 15% Power 14% Operating supplies 14% Royalty 10% Fuel 9% Other 7%Cash Operating Costs by Account Type (2022) Maximising impact in Mongolia while optimising costs Actively managing escalating input costs Continued discipline across discretionary spend and headcount Collective Agreement renewed in April 2022 for three years Legislation of long roster to even time roster increased employee costs in 2023 0 0.5 1 1.5 2 0 200 400 600 800 1000 2016 2017 2018 2019 2020 2021 2022 2023 YTD Jun Operating Cash Costs (US$M) C1 unit costs (US$/lb)

Power supply secured to 2030 with initiatives to convert to renewables

2022

- **Electricity supply agreement (ESA) with Government of Mongolia** signed in January 2022 to supply power from the local grid
- Agreement effective when national grid has sufficient capacity
- Over 90% of local grid power generation is from coal

2023

- **Electricity Purchase and Sales Agreement (EPSA) extension with the IMPC[1]** signed securing power supply until 2030
- Stable pricing structure
- IMPC grid has substantial renewable generation at ~40% of installed capacity

2025+

Future initiative:

- **Scope 2 emission abatement** through development of Mongolian Renewable Energy Certificate (REC) market in collaboration with Government of Mongolia

2030+

Future initiative:

- **Long-term Mongolian power with significant renewable** energy mix
- Working to develop large-scale renewable generation for Oyu Tolgoi

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[1]IMPC = Inner Mongolia power company

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-100 0 100 200 300 400 500 600 0 10,000 20,000 30,000 40,000 Cumulative Production (Mlb Cu) @2023, Rio Tinto, All Rights Reserved 90 Expect to move into the first quartile of the cost curve by 2030 Oyu Tolgoi (2023)1 2030 Copper Equivalent Cost Curve Copper equivalent unit cost including sustaining capex (c/lb) Source: Wood Mackenzie Ltd. Dataset 2023 Q1, Rio Tinto 1Oyu Tolgoi cost quartile position on 2023 Copper Equivalent Cost Curve Oyu Tolgoi (2030)

Creating commercial value with our customer base

Logistics



Mongolia
OT
Erlian
GMD
YN Copper
Chifeng Jinfeng
Zijin
Feishang
Baotou
Tianjin
Huanghua port
Korea
Japan
Baiyin
Xiangguang
Yuguang
Fuchunjiang

- **~2,000** bags of copper concentrate transported per day to bonded warehouse at China border
- **~6** transport convoys scheduled per day
- **230km** round trip for convoy drivers each day
- Considering alternative transportation options including rail and other ports

Diversified Chinese customer base



Smelters in China

- Significant smelting capacity expansions planned in China
- Increasingly attractive concentrate quality to facilitate blending
- Pricing: International market prices x international metals payables (Cu, Au, Ag)
- TC/RC: annual benchmark
- Freight differential: enables pricing to seaborne terms
- Quotational period: typically 3 months after arrival
- Contract terms: typical tenures ~3-year
- Delivery term: to Ganqimaodao (Chinese border)

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92 Funding profile EquityShareholder funds2 $4.2b$7.7b Project finance1 $3.9b Participants Facility A-loan A-loan Export Credit Agency Export Credit Agency Export Credit Agency Commercial banks B-loan (70%) MIGA-insured (30%) Total Commercial Loans (100%) Total Funding Requirement $1.6-1.7b (Jun 2023 - Dec 2024) $1.6-1.7 billion to be secured by Rio Tinto Sponsored Senior Loan Agreement with terms and conditions that mirror the existing project finance facility Expect to be cashflow positive from 2025 onwards to fund the remaining scope of the underground construction 1. Excludes interest 2. Principals for Grid Loan 2 ($5.4 billion), Grid Loan 3 ($0.7 billion), Prepayment ($1.6 billion); excludes interest@2023, Rio Tinto, All Rights Reserved

@2023, Rio Tinto, All Rights Reserved 93 Expect to turn free cash flow positive after significant investment Annualised basis forecast1, real terms, US$billion 2023 – 2025 (3 years) 2026 – 2029 (4 years) 2030 – 2033 (4 years) 0.5 – 0.7 - - 0.5 – 0.6 0.3 – 0.4 0.2 – 0.3 1.5 – 2.9 3.8 – 4.6 4.2 – 5.1 Financials2: 0.9 – 1.1 1.0 – 1.2 1.0 – 1.2 Gross Revenue Development Capex3 Sustaining Capex3 Opex4 1Based on long term consensus copper prices of ~US$3.70/lb and gold prices of ~US$1,500/oz 2See supporting references for the production targets underpinning these financial forecasts on slide 3 3Development capital relates to the remaining Hugo North Lift 1 scope. Drilling and studies are ongoing for Hugo North Lift 2 4Opex relates to operating costs, excluding royalties, corporate tax and depreciation

Q&A session @2023, Rio Tinto, All Rights Reserved 94

Common acronyms

AIFR	All Injury Frequency Rate	GHG	Greenhouse gas	Opex	Operating costs	tCO_2 e	Tonne of carbon dioxide equivalent
Ag	Silver	GM	General Manager	OT	Oyu Tolgoi	TMM	Total Material Movement
Au	Gold	GSK	Gashuun Sukhait	OTFS20	Oyu Tolgoi Feasibility Study 2020	tpa	Tonnes per annum
CAGR	Compound annual growth rate	HNL1	Hugo North Lift 1	P0	Panel 0	TPOH	Tonnes per operating hour
Capex	Capital expenditure	HVAC	Heating, ventilation and air conditioning	P1	Panel 1	TWh	Terawatt hour
CO_2	Carbon dioxide	IMPC	Inner Mongolia power company	P2	Panel 2	UB	Ulaanbaatar
CO_2e	Carbon dioxide equivalent	IRR	Internal rate of return	Pa	Per annum	UG	Underground
Cu	Copper	JV	Joint Venture	R&D	Research and Development	US	United States
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortisation	Ktpa	Kilo tonnes per annum	REC	Renewable Energy Certificate	USD	United States dollar
Eqm	Equivalent metres	LHS	Left hand side	RHS	Right hand side	WM	Wood Mackenzie
ESA	Electricity supply agreement	LOM	Life of mine	ROCE	Return on capital employed	YoY	Year on Year
ESG	Environmental, Social, and Governance	MP	Member of Parliament	RT	Rio Tinto	YTD	Year to date
FDI	Foreign Direct Investment	Mt	Million tonnes	SAG	Semi-Autogenous Grinding		
FOB	Free On Board	Mtpa	Million tonnes per annum	SMPEI	Structural Mechanical Piping Electrical Instrumentation		
FS	Feasibility Study	O&M	Operation & Maintenance	SPS	Safe Production System		
GDP	Gross Domestic Product	OP	Open pit	T	Tonne		

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